UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	June, 2005
Commission File Number:	000-26296

Petaquilla Minerals Ltd.

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PETAQUILLA MINERALS LTD.

1820-701 West Georgia Street

Vancouver, British Columbia

V7Y 1C6

Telephone: 604-694-0021

Facsimile: 604-694-0063

Website: www.petaquilla.com

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of Petaquilla Minerals Ltd. (the “Company”) will be held at the Company’s offices located at Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, on Friday, July 29, 2005, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended January 31, 2005, and accompanying report of the auditor.

2. To appoint Davidson & Company, Chartered Accountants, as auditor of the Company for the fiscal year ending January 31, 2006.

3. To authorize the directors of the Company to fix the remuneration to be paid to the auditor for the fiscal year ending January 31, 2006.

4. To set the number of directors of the Company for the ensuing year at four (4) persons.

5. To elect directors of the Company to serve until the next annual general meeting of the Company’s shareholders.

6. To consider and, if thought fit, approve, with or without amendment, special resolutions to remove the pre-existing company provisions applicable to the Company pursuant to s. 442.1 of the British Columbia Business Corporations Act.

7. To consider and, if thought fit, approve, with or without amendment, special resolutions to adopt new Articles for the Company.

8. To transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Annual and Special General Meeting.

The Company’s board of directors has fixed June 27, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by 10:00 a.m. (Vancouver time) on Wednesday, July 27, 2005, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Annual and Special General Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 28th day of June, 2005.

By Order of the Board of

PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy

President

PETAQUILLA MINERALS LTD.

1820-701 West Georgia Street

Vancouver, British Columbia

V7Y 1C6

Telephone: 604-694-0021

Facsimile: 604-694-0063

Website: www.petaquilla.com

INFORMATION CIRCULAR

Dated June 28, 2005 (unless otherwise noted)

INTRODUCTION

This Information Circular accompanies the Notice of Annual and Special General Meeting (the “Notice”) and is furnished to the shareholders (the “Shareholders”) holding common shares (the “Common Shares”) in the capital of Petaquilla Minerals Ltd. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. on Friday, July 29, 2005 at the Company’s offices, or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on June 27, 2005 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Trust Company of Canada (the “Transfer Agent”), at their offices located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or by the Company at the address set forth above, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own names. Shareholders who do not hold their Common Shares in their own names (referred to in this Information Circular and Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., as nominee for The Depository Trust Company, which acts as depository for many United States brokerage firms and custodian banks, and in Canada, under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and Independent Investor Communications Company (“IICC”) in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP or IICC, which will then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A BENEFICIAL SHAREHOLDER RECEIVING AN ADP PROXY OR AN IICC PROXY CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING. THE PROXY MUST BE RETURNED TO ADP OR IICC, AS THE CASE MAY BE, WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THEIR COMMON SHARES VOTED AT THE MEETING.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy that would enable the Beneficial Shareholder to attend at the Meeting and vote his/her/its Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 100,000,000 Common Shares without par value and 20,000,000 preference shares without par value. As of the Record Date, determined by the Company’s board of directors to be the close of business on June 27, 2005, a total of 52,786,003 Common Shares were issued and outstanding, and no preferred shares were issued or outstanding. Each Common Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company’s directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
CDS & Co. (2)	39,057,774	73.99%
CEDE & Co. (2)	8,146,507	15.43%
Strategem Capital Corporation (3)	6,276,000 (4)	11.89%

(1) Based on 52,786,003 Common Shares issued and outstanding as of June 27, 2005. The Company believes that all persons hold legal title, and it has no knowledge of actual Common Share ownership.

(2) Management of the Company is unaware of the Beneficial Shareholders respecting the Common Shares registered in the name of CDS & Co. and CEDE & Co.

(3) Kenneth Morgan, a director and officer of the Company, is also a director and officer of Strategem Capital Corporation, a reporting company in the Provinces of Alberta and British Columbia. The common shares of Strategem Capital Corporation trade on the TSX Venture Exchange.

(4) These Common Shares may be registered in the name of CDS & Co. and CEDE & Co.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of Davidson & Company, Chartered Accountants, to serve as auditor of the Company for the Company’s fiscal year ending January 31, 2006, at a remuneration to be fixed by the Company’s board of directors.

Davidson & Company, Chartered Accountants, was first appointed as auditor of the Company on July 15, 2003.

NUMBER OF DIRECTORS

The articles of the Company provide for a board of directors (the “Board”) of no fewer than three persons and no greater than a number as may be fixed or changed from time to time by majority approval from the Shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at four.

ELECTION OF DIRECTORS

Board of Directors

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company’s Articles, or until such director’s earlier death, resignation or removal.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company	Principal Occupation Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Common Shares Owned
Kenneth Morgan British Columbia, Canada Secretary, Chief Financial Officer, Director

Mr. Morgan has been President, CEO and a director of Strategem Capital Corporation since July 2001. Previously, Mr. Morgan was the CFO of Image Power Inc. and was employed there from September 1999 to March 2001. Mr. Morgan is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

		September 24, 2003 to Present	Nil (1)
Michael Levy British Columbia, Canada President, Director	Mr. Levy has been Executive Vice President of Custom House Global Foreign Exchange since 2000. Prior to that, he operated his own currency exchange companies within the Lower Fraser Valley area of British Colombia. Mr. Levy has also been a financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network from 1991 to the present.	April 16, 2004 to Present	133,166

Richard Fifer Cogle Province, Panama Director	Mr. Fifer has been President of Geoinfo, S.A., a Panamanian company that provides GIS (mapping) technology and solutions since 1994. He has been Chairman and President of CODEMIN (Panama State mining company) from January 1997 to date. Under the Ministry of Foreign Affairs Panama, he was the President's Plenipotentiary Ambassador-at-large, March, 2002 to September, 2003. He was Governor of the Province of Cocle, Panama from March 2002 to September 2003. Mr. Fifer has a B.Sc. in Geological Engineering and a M.A. in Finance from Tulane University.	November 12, 2003 to Present Mar. 1993 – Nov. 1998 Jul. 2002 – Jul. 2004	1,072,673
Marco Tejeira Panama Province, Panama Director

Mr. Tejeira is a legal practitioner. He graduated in law from the University of Santa Maria La Antiqua, Panama, in 1982. He worked and studied further in the United Kingdom and is currently a senior partner with the Panamanian law firm Grimaldo Tejeira.

		April 25, 2005 to Present	None

(1) Kenneth Morgan is a director and officer of Strategem Capital Corporation, a company that owns 6,276,000 Common Shares of the Company.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Committees

We have established the following committees:

Audit	Compensation	Nominating and Corporate Governance	Disclosure
Kenneth Morgan * Richard Fifer Marco Tejeira	Michael Levy * Kenneth Morgan Richard Fifer Marco Tejeira	Michael Levy * Kenneth Morgan Richard Fifer Marco Tejeira	Michael Levy * Kenneth Morgan

* Committee Chairman.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company’s chief executive officer (“CEO”) and chief financial officer (“CFO”), or persons who acted in a similar capacities;

(b) each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year, and whose salary and bonus exceeds $150,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a “Named Executive Officer”) is set out in the summary compensation table below. For the last three completed financial years, the following persons were Named Executive Officers:

Name	Position Held	From	To

Kenneth Morgan	CFO Secretary	September 24, 2004 January 20, 2005	Present Present
Michael Levy	President	December 13, 2004	Present
Richard Fifer	CEO and Chairman	December 13, 2004	March 23, 2005
Dale McClanaghan	President and CEO	April 16, 2004	December 14, 2004
Chet Idziszek	President CEO	April 7, 1993 October 18, 1993	April 16, 2004
James Stewart	Secretary	July 13, 1993	April 16, 2004

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP (3) Payouts ($)	All Other Compen-sation ($)
M. Levy President	2005 2004 2003	$Nil N/A N/A	$Nil N/A N/A	$Nil N/A N/A	450,000/0 N/A N/A	$Nil N/A N/A	$Nil N/A N/A	$Nil N/A N/A
K. Morgan CFO, Secretary	2005 2004 2003	$91,680 34,833 N/A	$Nil Nil N/A	$Nil Nil N/A	Nil 450,000/0 N/A	$Nil Nil N/A	$Nil Nil N/A	$4,800 (4) Nil N/A
R. Fifer Former CEO	2005 2004 2003	$24,800 (5) N/A N/A	$Nil N/A N/A	$Nil N/A N/A	170,000/0 280,000/0 N/A	$Nil N/A N/A	$Nil N/A N/A	$Nil N/A N/A
D. McClanaghan Former CEO and President	2005 2004 2003	$129,600 N/A N/A	$Nil N/A N/A	$Nil N/A N/A	600,000/0 N/A N/A	$Nil N/A N/A	$Nil N/A N/A	$Nil N/A N/A
C. Idziszek Former CEO and President	2005 2004 2003	$Nil Nil Nil	$Nil Nil Nil	$52,668 44,272 Nil	Nil Nil 574,847/0	Nil Nil Nil	Nil Nil Nil	$13,016 (6) Nil Nil
J. Stewart Former Secretary	2005 2004 2003	$Nil Nil Nil	$Nil Nil Nil	$21,433 (7) 108,037 (7) Nil	Nil 422,650/0 457,650/0	Nil Nil Nil	Nil Nil Nil	$13,016 (6) Nil Nil

(1) “Options” includes all options, share purchase warrants and rights granted by the Company as compensation for employment services or office.

(2) “SAR” or “stock appreciation right” means a right granted by the Company, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s publicly traded securities.

(3) “LTIP” or “long term incentive plan” means a plan that provides compensation intended to motivate performance over a period greater than one financial year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4) This amount was paid as rent to Strategem Capital Corporation (“Strategem”). An additional $16,096 was due to Strategem as of the Company’s 2005 financial year end for office expenses. Mr. Morgan is a director and officer of Strategem. An additional $1,775 was owing to Mr. Morgan directly for the reimbursement of expenses.

(5) An additional $12,756 was due and owing to Mr. Fifer as of January 31, 2005.

(6) This amount was paid as rent to Madison Enterprises Corp., a company whose directors are James Stewart and Chester Idziszek.

(7) These amounts represent legal fees paid to a law firm controlled by James Stewart.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Options/SAR Grants During The Most Recently Completed Financial Year

The following Options/SARS were granted to Named Executive Officer’s during the Company’s most recently completed financial year.

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (3)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (3)	Expiration Date
R. Fifer	170,000 (1) (2)	6.14%	$0.42	$71,400	Apr. 28, 2009
M. Levy	450,000 (1)	16.25%	$0.42	$189,000	Apr. 28, 2009
D. McClanaghan	600,000 (1)	21.67%	$0.42	$252,000	Dec. 10, 2005

(1) These Options were granted on April 27, 2004.

(2) These Options vested with Mr. Fifer on April 27, 2005.

(3) Value is based upon 100% of the market price of the Company’s Common Shares as traded on the Toronto Stock Exchange on the date of granting.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

Particulars with respect to Options/SARS exercised by Named Executive Officer’s during the Company’s most recently completed financial year and year-end values are as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1)	Unexercised Options/SARS at Financial Year End (#)(1) Exercisable/Unexercised	Value of Unexercised In-The-Money (2) Options/SARS at Financial Year End ($) Exercisable/Unexercisable
R. Fifer	75,000	$17,250	$205,000/0	$98,400
			170,000/0	$49,300

(1) Based on the difference between the Option exercise price and the closing market price of the Company’s Common Shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the Option exercise price. The closing market price of the Company’s Common Shares on January 31, 2005 was $0.71 per Common Share.

Option and SAR Repricings

No Options/SARS granted to Named Executive Officer’s were repriced during the Company’s most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for directors and executive officers. No funds were set aside or accrued by the Company during the fiscal year ended January 31, 2005 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any employment contracts with a Named Executive Officer.

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in Named Executive Officer’s responsibilities following such a change of control.

Composition of the Compensation Committee

Kenneth Morgan, Richard Fifer, and Marco Tejeira are members of our Compensation Committee. Reference is made to the heading “Election of Directors” for further information.

Report on Executive Compensation

The Compensation Committee makes recommendations to the Board relating to compensation of the members of the Board. The Company recognizes that it is important to set director compensation at an appropriate level so that it does not compromise any director’s independence and directors’ compensation is determined based on this principle. The form and amount of director compensation is reviewed periodically, but at least annually, by the Compensation Committee, which shall make recommendations to the Board based on such review. The Board retains the ultimate authority to determine the form and amount of director compensation.

Performance Graph

The chart below compares the yearly percentage change in the cumulative total Shareholder return on the Company's Common Shares against the cumulative total Shareholder return of The S&P/ TSX Composite Index for the five fiscal year period commencing February 1, 2000 and ending January 31, 2005.

Compensation of Directors

As of the Company’s most recently completed financial year, consulting fees totalling $5,100 was paid, and $5,457.00 was accruing, to a former director of the Company.

No compensation was paid to any director of the Company for services rendered as a director, or for committee participation or assignments, during the Company’s most recently completed financial year. During this time, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

Particulars with respect to Options/SARS granted to Company directors during the Company’s most recently completed financial year are as follows:

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Patrick Downey (1)	450,000 (2)	16.25	$0.42 (3)	$189,000 (3)	Sept. 22, 2009

(1) Mr. Downey resigned as a director of the Company on April 1, 2005.

(2) These Options were granted on October 25, 2004.

(2) Value is based upon 100% of the market price of the Company’s Common Shares as traded on the Toronto Stock Exchange on the date of granting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Our stock option plan (the "Plan") authorizes the Company’s Board to grant incentive stock options to directors, officers and employees, or associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the Toronto Stock Exchange (“TSX”). Under the terms of the Plan, the aggregate number of our Common Shares reserved for issuance at any time may not exceed 7,436,158.

A copy of the Plan is available for viewing at 1820-701 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the date of the Meeting.

Reference is made to the heading below “Particulars of Other Matters to be Acted Upon” for information respecting the proposed adoption by Shareholders of the Company’s 2005 Incentive Stock Option Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,320,500	$0.41	4,115,658
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,320,500		4,115,658

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company adopted new corporate governance guidelines on April 25, 2005, and following is a synopsis.

Majority of Independent Directors: It is the policy of the Company that a majority of the members of the Board should be non-employees of the Company and will otherwise meet the appropriate standards of independence. In determining independence, the Board will consider the definition of "independence" under the relevant rules and regulations of the Securities and Exchange Commission (“SEC”) and any stock exchange or stock quotation system on which the shares of the Company may then be traded – currently the TSX. Presently, only one-half of our Board can be considered independent. The Company hopes to recruit an additional qualified and independent director during the coming year.

Management Directors: The Board anticipates that the Company's Chief Executive Officer will be nominated annually to serve on the Board. The Board may also nominate other members of management. At present the Company does not have a Chief Executive Officer, but may appoint one during the coming year.

Chair; Lead Independent Director: The Board periodically appoints a Chair. Both independent and management directors, including the Chief Executive Officer (if any), are eligible for appointment as the Chair. The Chair or one of the independent directors (if the Chair is not an independent director) may be designated by the Board to be the "lead independent director". The lead independent director may periodically help schedule or conduct separate meetings of the independent directors. At present, the Company has neither a Chairman, nor lead independent director.

Selection of Board Nominees: The Board is responsible for the selection of candidates for the Nominating and Corporate Governance Committee (“NCG Committee”), which consists of Board members. The Nominating and Corporate Governance Committee recommends candidates for election or appointment to the Board.

Board Membership Criteria: The Board's policy is to encourage selection of directors who will contribute to the Company's overall corporate goals of responsibility to its shareholders and other stakeholders.

Independent Directors' Discussions: It is the policy of the Board that the independent directors under the direction of the lead independent director, if one is appointed, meet separately without management directors at least once per year to discuss such matters as the independent directors may consider appropriate. The Company's independent auditors, outside legal counsel, finance staff, legal staff and other employees may be invited to attend. The independent directors did not formally meet during the past year.

Access to Information: The Board encourages the presentation at meetings by managers who can provide additional insight into matters being discussed. The Company's executive management gives each Board member full access to the Company's records, information, employees, outside auditors and outside counsel.

Board Committees: In addition to the Nominating and Corporate Governance Committee, the Board has established three additional standing committees: the Audit Committee, the Disclosure Committee and the Compensation Committee. From time to time, the Board may establish additional committees. In the event that the Board fails to establish any of these committees, the full Board shall serve the functions of that committee except to the extent that the same is prohibited by applicable securities law or regulation, or the rules of any stock exchange or quotation system upon which the Company’s securities are traded, listed or quoted.

Committee Member Selection: The Board designates the members and Chairs of each committee. The membership of the Audit Committee and the Compensation Committee shall meet all applicable criteria of the rules and regulations of the SEC and any stock exchange or stock quotation system on which the shares of the Company may then be traded, listed or quoted.

Committee Functions: The Board has adopted Committee Charters for each of the Audit, Compensation, Disclosure and the NCG Committees, which provide the structure and guiding principles of such committees. The full authority and responsibilities of each committee are fixed by resolution of the full Board of Directors and each Committee Charter.

Insider Trading Compliance: The Board of Directors may adopt an insider trading compliance policy for the purposes of educating and ensuring that all subject persons are fully aware of the rules and regulations of the SEC with respect to insider trading. All Company personnel have full access to the Chief Financial Officer and the Company's outside counsel with respect to any insider trading questions or issues. To date, the Company has not instituted an insider trading compliance policy.

Financial Reporting; Legal Compliance and Ethics: The Board's governance and oversight functions do not relieve the Company's executive management of its primary responsibility of preparing financial statements which accurately and fairly present the Company's financial results and condition, the responsibility of each executive officer to fully comply with applicable legal and regulatory requirements or the responsibility of each executive officer to uphold the ethical principles adopted by the Company.

Corporate Communications: Management has the primary responsibility to communicate with investors, the press, employees and other stakeholders on a timely basis and to establish policies for such communication.

Access to Chief Financial Officer: All Company personnel are accorded full access to the Company's Chief Financial Officer with respect to any matter which may arise relating to the Company's Code of Business Conduct and Ethics and Compliance Program; provided, however, that all Company personnel are accorded full access to the Company's Audit Committee if any such matter involves an alleged breach of the Company's Code of Business Conduct and Ethics and Compliance Program by the Chief Financial Officer or by any person who would be considered an "Insider", under applicable securities law or regulation or under the terms of any insider trading compliance policy that may be adopted by the Company, by virtue of such person's relationship to the Chief Financial Officer.

Conflicts of Interest

Directors, officers and employees of the Company are expected to make decisions and take actions that are in the best interests of the Company as a whole, and are not based on or unduly influenced by personal relationships or benefits. Directors are required to disclose any conflict of interest and potential conflict of interest to the entire Board as well as to the committees on which they serve. Employees are expected to disclose potential conflicts of interest to their immediate supervisors.

Financial Reporting Obligations

As a public company, it is of critical importance that the Company's filings with the securities commissions and other relevant regulatory authorities be accurate and timely. Hence, all Company personnel are obligated to provide information to ensure that the Company's publicly filed documents be complete and accurate.

Duty to Report Inappropriate and Irregular Conduct

All employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within the Company consistent with generally accepted accounting principles and with federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to the Company's Chief Financial Officer; provided, however, that the incident must be reported to any member of the Company's Audit Committee if it involves an alleged breach by the Chief Financial Officer. Any failure to report such inappropriate or irregular conduct of others shall be treated as a severe disciplinary matter. It is against Company policy to retaliate against any individual who reports in good faith the violation or potential violation.

Political Contributions

No assets of the Company, including the time of Company personnel, the use of the Company’s premises or equipment and direct or indirect monetary payments, may be contributed to any political candidate, political action committee, political party or ballot measure without the approval of the Board.

AUDIT COMMITTEE DISCLOSURE

The Company is a reporting company in both Ontario and British Columbia, and as a result, is subject to the requirements of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"). As such, the Company must have an Audit Committee, and establish a written charter that sets out its mandate and responsibilities.

The Charter

The Company established its Audit Committee Charter on April 25, 2005, the text of which follows (edited for consistency):

“I. Purpose

The purpose of the Audit Committee (the "Committee") is to:

1. Assist the Board in fulfilling its oversight responsibilities relating to:

(a) the quality and integrity of the Company's financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b) the independence and qualifications of the Company's independent accountants and review of the audit efforts of the Company's independent accountants; and

(c) the development and implementation of policies and processes regarding corporate governance matters.

2. Provide an open avenue of communication between the independent accountants, the Company's financial and senior management and the Board.

3. Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission having jurisdiction, including the SEC, whether for inclusion in the Company's annual proxy statement or otherwise.

The Committee will primarily fulfil these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company's independent accountants. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company's independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II. Composition

The Committee shall be composed of at least three directors, each of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; (ii) the independence requirements of the rules of any stock exchange upon which the Company’s securities are listed (the "Exchange Rules") for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, a "financial expert," as such term is defined in Item 309 of Regulation SB (and Regulation SK) promulgated by the SEC under the 1934 Act, and as contemplated in the Exchange Rules, and that such person be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement as required by the Exchange Rules.

III. Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request that any officer, director or employee of the Company, the Company's outside legal counsel and the independent accountants meet with the Committee and any of its advisors and respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company's management and the independent accountants regarding financial reporting)

for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Company annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board.

The independent accountants shall submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV. Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member's successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an "audit committee financial expert" as a result of the vacancy.

V. Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a Secretary who need not be a director. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI. Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1. A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.

2. The Committee shall meet at least quarterly (or more frequently as circumstances dictate).

3. Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII. Specific Duties

In meeting its responsibilities, the Committee is expected to:

1. Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2. Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3. Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4. Inquire of management and the independent accountants and evaluate the effectiveness of the Company's process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5. Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.

6. Review with the independent accountants the co-ordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

7. Consider and review with the independent accountants, out of the presence of management:

(a) the adequacy of the Company's internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b) the truthfulness and accuracy of the Company's financial statements; and

(c) any related significant findings and recommendations of the independent accountants together with management's responses thereto.

8. Following completion of the annual audit, review with management and the independent accountants:

(a) the Company's annual financial statements and related footnotes;

(b) the independent accountants' audit of the financial statements and the report thereon;

(c) any significant changes required in the independent accountants' audit plan; and

(d) other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

9. Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10. Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

11. In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses.

12. Consider and review with management:

(a) significant findings during the year and management's responses thereto; and

(b) any changes required in the planned scope of their audit plan.

13. Review filings with the SEC and other regulatory authorities having jurisdiction and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14. Prepare and include in the Company's annual proxy statement or other filings of the SEC and other regulatory authorities having jurisdiction any report from the Committee or other disclosures as required by applicable laws and regulations.

15. Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

16. Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

17. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

18. Establish, review and update periodically a Code of Business Conduct and Ethics for employees, officers and directors of the Company and ensure that management has established a system to enforce this Code of Business Conduct and Ethics.

19. Review management's monitoring of the Company's compliance with the Company's Code of Business Conduct and Ethics.

20. Review, with the Company's counsel, any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company compliance policies, and programs and reports received from regulators.

21. Evaluate and review with management the Company's guidelines and policies governing the process of risk assessment and risk management.

22. Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.

23. Provide advice on changes in Board compensation.

24. Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

25. Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

26. Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or questionable ethical practices, as set forth in Annex A attached to this Charter or as contemplated in the Company’s Code of Business Conduct and Ethics and Compliance Program.

27. Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of applicable securities laws, and the rules and regulations promulgated under them, and the Exchange Rules.

28. Perform such other functions consistent with this Charter, the Company's Bylaws and governing law, as the Committee deems necessary or appropriate.”

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Kenneth Morgan	Not Independent	Financially literate
Richard Fifer	Not Independent	Financially literate
Marco Tejeira	Independent	Financially literate

Currently, the Audit Committee does not meet the independence requirements under the TSX Rules, as two members are not considered independent. The Company is attempting to recruit additional directors so as to appoint all independent directors to the Audit Committee.

Relevant Education and Experience

Mr. Morgan is a chartered accountant and a certified public accountant.

Mr. Fifer holds a M.A. in Finance.

Mr. Tejeira is a lawyer who has been involved in many business transactions.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions found in MI 52-110:

- Section 2.4 (De Minimis Non-audit Services);

- Section 3.2 (Initial Public Offerings);

- Section 3.4 (Events Outside Control of Member);

- Section 3.5 (Death, Disability or Resignation of Audit Committee Member);

- Section 3.3(2) (Controlled Companies);

- Section 3.6 (Temporary Exemption for Limited and Exception Circumstances);

- Section 3.8 (Acquisition of Financial Literacy); or

- or an exemption from 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board.

Pre-Approval Policies and Procedures

The Audit Committee must review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(a) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(b) such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(c) such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Authority to grant such approvals may be delegated by the Audit Committee to one or more independent members of the Committee, but any approvals that may be granted must be presented to the Audit Committee at the Committee’s first scheduled meeting following the approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended January 31	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
2005	$20,000	$Nil	$Nil	$Nil
2004	$17,700	$Nil	$3,000	$Nil

(1) fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings;

(2) fees for assurance and related services that are related to the performance of the audit;

(3) fee for tax compliance, tax advice and planning.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee is indebted to the Company as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Removal of Pre-Existing Company Provisions and the Adoption of New Articles

On March 29, 2004, the Business Corporations Act (the “New Act”) came into force in British Columbia. The New Act impacts British Columbia companies by modernizing and streamlining company law in British Columbia. In order to take advantage of the provisions within the New Act, the Company seeks to obtain Shareholder approval to remove certain pre-existing company law provisions (“PECP”) and to adopt a new form of Articles (the “New Articles”) to comply with the provisions of the New Act.

Under the New Act, the Company is subject to the PECP until such time as the Shareholders approve, by special resolution, the removal of such PECP and adoption of the New Articles.

Under the New Act, Articles are no longer required to be filed with the British Columbia Registrar of Companies. The Company’s existing Articles require alteration in order to comply with the provisions of the New Act, and management recommends that the New Articles be adopted by the Shareholders at the Meeting in order to comply with the provisions of the New Act and to take advantage of the provisions afforded under the New Act. A copy of the New Articles is set out in Schedule “A” attached hereto.

At the Meeting, Shareholders will be asked to pass the following special resolutions to adopt the New Articles:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Pursuant to s. 442.1 of the British Columbia Business Corporations Act (the “Act”), the pre-existing company provisions (the “PECP”) contained in Table 3 and referred to in Part 17 to the Regulation under the Act, be removed and be of no further force or effect;

2. The Company’s existing Articles (the “Old Articles”) be cancelled, and the form of Articles approved by Company’s directors and presented to the Shareholders at the Meeting (the “New Articles”), be adopted as the new Articles of the Company, in substitution for, and to the exclusion of, the Old Articles;

3. Clark Wilson LLP be directed to electronically file with the British Columbia Registrar of Companies a Notice of Alteration to the Company’s Notice of Articles; and immediately thereafter, the PECP shall be removed, and be of no further force or effect, and the New Articles shall come into full force and effect;

4. Notwithstanding approval of this special resolution by the Shareholders, the Board, without further notice or approval of the Shareholders, may amend, postpone or abandon implementation of this special resolution, in whole or in part, at any time prior to the special resolution becoming effective, if the Board, in its sole discretion, should determine that such amendment, postponement or abandonment, in whole or in part, is in the best interests of the Company; and

5. Any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution.”.

MANAGEMENT OF THE COMPANY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTIONS, AND THE DESIGNATED PERSONS INTEND TO VOTE FOR THE APPROVAL OF THE FOREGOING RESOLUTIONS AT THE MEETING UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDER APPOINTING THEM.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the Designated Persons to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of the Company.

Dated at Vancouver, British Columbia 28th day of June, 2005

ON BEHALF OF THE BOARD

PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

New Articles

D/CMV/784715.1

Incorporation No. BC0298967

BUSINESS CORPORATIONS ACT

ARTICLES

OF

PETAQUILLA MINERALS LTD.

Incorporation No. BC0298967

BUSINESS CORPORATIONS ACT

ARTICLES

OF

PETAQUILLA MINERALS LTD.

PART I - INTERPRETATION

1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

"board" and "directors" mean the directors or sole director of the Company for the time being;

"Business Corporations Act" means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

"Interpretation Act" means the Interpretation Act, R.S.B.C. 1996, c. 238;

"trustee", in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2 Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3 Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4 Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

PART 3 - ISSUE OF SHARES

3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 - SHARE TRANSFERS

4.1 Recording or registering transfer

A transfer of a share of the Company must not be registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 - ACQUISITION OF SHARES

5.1 Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 - BORROWING POWERS

6.1 Powers of directors

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate,

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 - GENERAL MEETINGS

7.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

7.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8- PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

8.4 One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

8.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6 Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

8.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14 Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

(i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

8.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.20 Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.22 Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 - VOTES OF SHAREHOLDERS

9.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 9.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

9.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

9.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

9.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

9.5 Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 9.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

9.6 When proxy provisions do not apply

Articles 9.7 to 9.13 do not apply to the Company if and for so long as it is a public company.

9.7 Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

9.8 Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

9.9 When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 9.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

9.10 Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints ....................................... or, failing that person, ......................................., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .......... day of .............................................., .................

...............................................................

Signature of shareholder

9.11 Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

9.12 Revocation of proxies

Subject to Article 9.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

9.13 Revocation of proxies must be signed

An instrument referred to in Article 9.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 9.5.

9.14 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

9.15 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 10 - DIRECTORS

10.1 Number of directors

The number of directors, excluding additional directors appointed under Article 11.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4.

10.2 Change in number of directors

If the number of directors is set under Articles 10.1(a)(i) OR 10.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

10.3 Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

10.4 Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5 Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

10.6 Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

10.7 Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

10.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 11 - ELECTION AND REMOVAL OF DIRECTORS

11.1 Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

11.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

11.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

11.4 Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

11.5 Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

11.6 Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

11.7 Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

11.8 Additional directors

Notwithstanding Articles 10.1 and 10.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 11.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 11.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 11.1(a), but is eligible for re-election or re-appointment.

11.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 11.10 or 11.11.

11.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

11.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 - PROCEEDINGS OF DIRECTORS

12.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

12.2 Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

12.3 Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

12.4 Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 12.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

12.5 Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director , call a meeting of the board.

12.6 Notice of extraordinary meetings

Subject to Articles 12.7 and 12.8, if a meeting of the board is called under Article 12.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

12.7 When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 12.9.

12.8 Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

12.9 Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

12.10 Effect of waiver

After a director files a waiver under Article 12.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

12.11 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

12.12 If only one director

If, in accordance with Article 10.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 13 - COMMITTEES OF DIRECTORS

13.1 Appointment of committees

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

(i) the power to fill vacancies in the board,

(ii) the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

13.2 Obligations of committee

Any committee formed under Article 13.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

13.3 Powers of board

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee.

13.4 Committee meetings

Subject to Article 13.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 14 - OFFICERS

14.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

14.2 Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

14.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 15 - CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

15.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

15.3 Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

15.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 16- INDEMNIFICATION

16.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

16.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 16.1.

PART 17 - AUDITOR

17.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

17.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 18 - DIVIDENDS

18.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

18.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 18.1.

18.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

18.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

18.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

18.6 Dividend bears no interest

No dividend bears interest against the Company.

18.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

18.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

18.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 19- ACCOUNTING RECORDS

19.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 20 - EXECUTION OF INSTRUMENTS

20.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

20.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

20.3 Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

PART 21 - NOTICES

21.1 Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

21.2 Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

21.3 Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4 Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

21.5 Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 21.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 - RESTRICTION ON SHARE TRANSFER

22.1 Application

Article 22.2 does not apply to the Company if and for so long as it is a public company.

22.2 Consent required for transfer

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Proxy

ANNUAL AND SPECIAL GENERAL MEETING (the “Meeting”) OF SHAREHOLDERS OF PETAQUILLA MINERALS LTD. (the “Company”)	RESOLUTIONS (For full details of each item, please see the accompanying Information Circular)

TO BE HELD AT THE COMPANY’S OFFICES, SUITE 1820, 701 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON FRIDAY, JULY 29, 2005, AT 10:00 A.M. (VANCOUVER TIME).

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Michael Levy, President and a director and officer of the Company, or failing him, Kenneth Morgan, Chief Financial Officer and a director of the Company, or in the place of the foregoing, _____________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting, and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

	1.	To appoint Davidson & Company, Chartered Accountants, as auditor of the Company for the fiscal year ending January 31, 2006	For [ ]	Against N/A	Withhold [ ]
	2.	To authorize the directors of the Company to fix the remuneration to be paid to the auditor for the fiscal year ending January 31, 2006	[ ]	[ ]	N/A
	3.	To set the number of directors of the Company for the ensuing year at four (4) persons	[ ]	[ ]	N/A
	4.	To elect the following persons as directors of the Company for the ensuing year: (a) Michael Levy (b) Kenneth Morgan (c) Richard Fifer (d) Marco Tejeira	[ ] [ ] [ ] [ ]	N/A N/A N/A N/A	[ ] [ ] [ ] [ ]
REGISTERED SHAREHOLDER SIGN HERE: X_______________________________________________________ DATE SIGNED:_________________________________________________	5.	To approve, with or without amendment, special resolutions to remove the pre-existing company provisions applicable to the Company	[ ]	[ ]	N/A
	6.	To approve, with or without amendment, special resolutions to adopt new Articles for the Company	[ ]	[ ]	N/A
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy is solicited by the Management of the Company.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineer before the Meeting begins.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

- appoint one of the designated persons named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote.

OR

- appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

INSTRUCTIONS AND OPTIONS FOR VOTING:

To be represented at the Meeting, voting instructions must be DEPOSITED at the Company’s office, or at the office of Computershare Trust Company of Canada, by mail or by fax, at any time up to and including 10:00 a.m. (Vancouver time) on Wednesday, July 27, 2005, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Computershare Trust Company of Canada 2nd Floor, 510 Burrard Street Vancouver, B.C. V6C 3B9 Fax: 604-661-9401	Petaquilla Minerals Ltd. 1820-701 West Georgia Street Vancouver, B.C. V7Y 1C6 Fax: 604-694-0063

PETAQUILLA MINERALS LTD.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Petaquilla Minerals Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s transfer agent at the following address:

COMPUTERSHARE TRUST COMPANY OF CANADA

2nd Floor

510 Burrard Street

Vancouver, British Columbia

V6C 3B9

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

*******

If you wish to receive Statements of the Company, please complete below and return. Yes, I would like to receive:

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Please PRINT your name and address)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Michael Levy, President of Petaquilla Minerals Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the issuer) for the period ending January 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 27, 2005

“Michael Levy”

Michael Levy

President

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Kenneth Morgan, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the issuer) for the period ending January 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 27, 2005

“Kenneth Morgan”

Kenneth Morgan

Chief Financial Officer

PETAQUILLA MINERALS LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR THE YEAR ENDED JANUARY 31, 2005

The following information, prepared as of May 10, 2005, should be read in conjunction with the Company’s January 31, 2005 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

Petaquilla Minerals Ltd. owns 52% of the copper/gold porphyry system in Panama known as the Minera Petaquilla project. Inmet Mining Ltd. (“Inmet”) owns the remaining 48%. At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

In January 1998, a bankable final feasibility study on the Minera Petaquilla project was completed by H.A. Simons Ltd. on behalf of Teck. Teck is entitled to elect and has elected to defer, until February 21, 2005, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla. The deferral was based on Teck's view that the property was uneconomic at that time.

On December 13, 2004 , the Company entered into a letter of intent with Teck and Inmet . The parties under the letter of intent agreed in principle to resume activity on the Minera Petaquilla project. Under the letter of intent, the Company may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to us, Teck and Inmet .

The Company intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work for the purposes of a feasibility study on the deposit. In addition, the Company intends to perform further exploration on other identified gold targets within the Minera Petaquilla concession, and those within our wholly-owned properties surrounding the Minera Petaquilla concession. The Company plans to commence drilling of the Minera Petaquilla project in June or July of 2005.

On April 26, 2005, the Company and Inmet waived Teck’s annual obligation, under the Petaquilla Shareholders Agreement to update and deliver the final bankable feasibility study to our company in 2005. The Company chose to waive Teck's obligation due to our ongoing work on the proposed phased development plan. However, should delivery of an updated study become appropriate, the Company will request Teck to deliver an updated version of the final bankable feasibility study.

OPERATIONS AND FINANCIAL CONDITION

At January 31, 2005, the Company had total assets of $ 1,989,474 as compared with $2,670,561 at January 31, 2004. This decrease is primarily attributable to general and administrative expenses. Working capital at January 31, 2005 decreased to $870,543 from working capital of $1,807,149 at January 31, 2004 as a result of general and administrative expenses incurred by the Company, and as a result of the Company increasing its performance bond for the Minera Petaquilla project by $272,289.

Expenses for the year ended January 31, 2005 were $1,890,679, a substantial increase from $726,887 for the year ended January 31, 2004. The increase in expenses are primarily a response by the Company to improving copper prices, which have caused renewed interest in copper properties such as the Company’s Minera Petaquilla project. During the latter part of the previous fiscal year, the Company resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits. The Company's largest cash outflow in the year ended January 31, 2005, other than the increase in the performance bond, was a result of general and administrative expenses of $1,890,679. Stock-based compensation, a non-cash expense, increased to $716,876 compared to $242,469 in the prior year, as a result of option grants during the year and the Company’s adoption of fair value based accounting for all stock based compensation. Expenditures relating to resource properties during the year was $234,664, as compared to $33,910 in the prior year. The Company also received net proceeds of $424,200 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $87,850 in the previous year. During the year ended January 31, 2004, the most significant contribution to working capital was the equity financing, which provided net proceeds of $2,043,947.

During the year ended January 31, 2005, the Company recorded a foreign exchange loss of $79,147, a gain on redemption of its performance bond of $198,142, and interest income of $18,266. During the year ended January 31, 2004, the Company recorded interest income of $57,964, and an exchange loss of $142,267. In April 2004, the Company agreed with Madison Enterprises Corporation (“Madison”), a company formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying the Company for lease costs of approximately $62,000 per year for four years for its former premises.

The net loss for the year ended January 31, 2005 was $1,798,273 or $0.04 per share as compared with a net loss for the year ended January 31, 2004 of $811,190 or $0.02 per share.

SELECTED ANNUAL INFORMATION

	Years ended January 31,
	2005	2004	2003
Loss for the year	1,798,273 (1)	811,190 (2)	214,102
Basic and diluted loss per share	(0.04) (1)	(0.02) (2)	(0.01)
Total assets at end of year	1,989,474 (3)	2,670,561 (4)	1,196,640

(1) includes $716,876 stock-based compensation

(2) includes $242,469 stock-based compensation

(3) decrease as compared to total assets as at January 31, 2004 is primarily a result of expenditures on property exploration and general and administrative paid during the year

(4)increase as compared to total assets as at January 31, 2003 is primarily a result of cash acquired from two non-brokered private placements for net proceeds of $2,025,000 less cash used for operating activities

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

SUMMARY OF QUARTERLY RESULTS

	2005 Jan 31 Q4	2004 Oct 31 Q3	2004 Jul 31 Q2	2004 Apr 30 Q1	2004 Jan 31 Q4	2003 Oct 31 Q3	2003 Jul 31 Q2	2003 Apr 30 Q1
Total revenue	$0	$0	$0	$0	$0	$0	$0	$0
Earnings (loss) before extraordinary items	(607,118)	(434,242)	(193,416)	(563,497)	(398,610)	(269,622)	(46,665)	(96,293)
Per Share[1]	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)
Net earnings (loss) for the period	(607,118)	(434,242)	(193,416)	(563,497)	(398,610)	(269,622)	(46,665)	(96,293)
Per Share[1]	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2005:

a) The Company paid consulting fees of $96,780 (2004 - $34,833; 2003 - $Nil) to companies controlled by directors.

b) The Company paid wages of $207,068 (2004 - $44,272; 2003 - $Nil) to a director and former directors.

c) The Company paid rent expense of $17,816 (2004 - $11,215; 2003 - $33,645) to a company controlled by a director and to a company related by virtue of former common directors.

d) The Company paid legal fees of $21,433 (2004 - $108,037; 2003 - $Nil) to a law firm controlled by a former director, of which $Nil (2004 - $47,569; 2003 - $Nil) was recorded as share issue costs.

e) Included in accounts payable at January 31, 2005 is $Nil (2004 - $10,212) due to a law firm controlled by a former director.

f) Included in accounts payable at January 31, 2005 is $36,458 (2004 - $7,862) due to directors, a former director, and to a company related by virtue of common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

For the three months ended January 31, 2005, the Company incurred period operating expenditures resulting in a loss of $607,118 including stock-based compensation, a non-cash expense, of $187,732. Of this, $177,748 was spent on resource property costs.

In the three months ended January 31, 2005, cash flows from the exercise of warrants and stock options totaled $241,517.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of intangibles and plant and equipment and mineral property interests, reclamation obligations, rates for depreciation and amortization, and variables used in determining stock based compensation. These estimates are based on management’s best judgment. Factors that could affect these estimates include: changes in the price of copper and gold and other market conditions, risks inherent in mineral exploration and development, changes in reclamation requirements and other laws, changes in government policy and changes in foreign exchange rates.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CHANGES IN ACCOUNTING POLICY

The CICA recently issued a new section in the CICA Handbook, Section 3110, “Asset retirement obligations”, which the Company adopted February 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Adoption of this standard has not affected the Company’s consolidated financial statements.

CAPITAL STOCK

The authorized share capital consists of 100,000,000 common shares and 20,000,000 preferred shares. As at January 31, 2005, an aggregate of 51,264,537 common shares were issued and outstanding.

The Company has the following warrants outstanding as at January 31, 2005:

Number of shares	Exercise price	Expiry date
4,416,666	$ 0.25	September 24, 2005
3,133,830	$ 0.25	November 18, 2005

The following summarizes information about the stock options outstanding as at January 31, 2005:

Exercise Price	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable
$ 0.15	148,800	2.21	148,800
$ 0.23	655,000	3.65	655,000
$ 0.42	920,000	4.24	750,000
$ 0.42	450,000	4.64	450,000
$ 0.50	200,000	4.94	16,666

The Company received $45,536 and issued 241,466 shares for the exercise of stock options and warrants between January 31, 2005 and the date of this report. The Company also sold 500,000 of its shares held in treasury at a price of $0.65 per share for proceeds of $325,000. These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid and were included in treasury stock.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

At January 31, 2005, the Company has working capital of $870,543 (January 31, 2004 - $1,807,149). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Minera Petaquilla project. As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. During the current fiscal year, the Panama Bond was redeemed early resulting in a gain of $198,142. The Company subsequently pledged a guaranteed investment certificate in the amount of $1,035,060 (US$780,000) as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Minera Petaquilla project which, in turn, will be substantially determined by the price of copper.

ADDITIONAL INFORMATION

Additional information relating too the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

JANUARY 31, 2005

DAVIDSON & COMPANY LLPChartered Accountants A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Petaquilla Minerals Ltd.

(formerly Adrian Resources Ltd.)

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. (formerly Adrian Resources Ltd.) as at January 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended January 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON AND COMPANY”
Vancouver, Canada	Chartered Accountants

April 26, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to shareholders dated April 26, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON AND COMPANY”
Vancouver, Canada	Chartered Accountants

April 26, 2005

A Member of SC INTERNATIONAL

1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2005	2004

ASSETS

Current
Cash and cash equivalents	$891,548	$1,836,465
Receivables	71,263	88,392
Prepaid expenses	10,783	9,233
Total current assets	973,594	1,934,090

Property and equipment (Note 5)	49,825	42,705
Performance bond – restricted cash (Note 7)	966,055	693,766
	$1,989,474	$2,670,561

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 51,973	$ 83,662
Other accrued liabilities	51,078	43,279
Total current liabilities	103,051	126,941

Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000 common shares without par value
20,000,000 preferred shares without par value
Issued and outstanding
51,264,537 (2004 – 48,829,542) common shares	51,430,792	50,849,326
Contributed surplus (Note 8)	887,432	327,822
Deficit	(44,143,412)	(42,345,139)
	8,174,812	8,832,009
Treasury stock, at cost
Repurchased, not cancelled
1,660,200 (2003 – 1,660,200) common shares	(6,288,389)	(6,288,389)
	1,886,423	2,543,620
	$1,989,474	$2,670,561

Nature of operations and going concern (Note 1)

Commitments (Note 13)

Subsequent events (Note 17)

On behalf of the Board:

“Michael Levy”	Director	“Kenneth Morgan”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2005	2004	2003

EXPENSES
Accounting and legal	$161,203	$98,850	$35,089
Consulting fees	141,158	40,834	-
Depreciation	7,660	13,635	18,312
Filing fees	33,679	68,923	20,661
Insurance	547	863	900
Investor relations and shareholder information	98,790	43,562	25,241
Office administration	80,626	33,947	2,866
Rent	88,939	31,645	33,645
Resource property costs	234,664	33,910	31,638
Stock-based compensation (Note 9)	716,876	242,469	48,290
Travel	83,398	12,566	-
Wages and benefits	243,139	105,683	13,656

Total expenses	(1,890,679)	(726,887)	(230,298)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(79,147)	(142,267)	(43,482)
Gain on redemption of performance bond (Note 7)	198,142	-	-
Interest income and amortization of discount on bond	18,266	57,964	71,363
Write-down of marketable securities	-	-	(11,685)
Write-down of property and equipment	(44,855)	-	-

Loss for the year	(1,798,273)	(811,190)	(214,102)

Deficit, beginning of year	(42,345,139)	(41,533,949)	(41,319,847)

Deficit, end of year	$(44,143,412)	$(42,345,139)	$(41,533,949)

Basic and diluted loss per common share	$(0.04)	$(0.02)	$(0.01)

Weighted average number of common shares outstanding	50,370,747	36,153,757	31,680,343

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,798,273)	$(811,190)	$(214,102)
Items not affecting cash:
Amortization of discount on bond included in interest income	-	(11,864)	(13,501)
Depreciation	7,660	13,635	18,312
Gain on redemption of performance bond	(198,142)	-	-
Stock-based compensation	716,876	242,469	48,290
Write-down of marketable securities	-	-	11,685
Write-down of property and equipment	44,855	-	-
Foreign exchange loss on performance bond	69,005	110,914	34,709

Changes in non-cash working capital items:
(Increase) decrease in receivables	17,129	(53,896)	(2,754)
(Increase) decrease in prepaid expenses	(1,550)	5,789	313
(Decrease) increase in accounts payable and accrued liabilities	(23,890)	(1,305)	60,003

Net cash used in operating activities	(1,166,330)	(505,448)	(57,045)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	424,200	2,043,947	-
Joint venture loan payments	-	-	(69)

Net cash provided by (used in) financing activities	424,200	2,043,947	(69)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(59,635)	-	-
Proceeds from redemption of performance bond	891,908	-	-
Purchase of performance bond	(1,035,060)	-	-
Proceeds from reduction in performance bond	-	75,942	86,481

Net cash provided by (used in) investing activities	(202,787)	75,942	86,481

Change in cash and cash equivalents	(944,917)	1,614,441	29,367

Cash and cash equivalents, beginning of year	1,836,465	222,024	192,657

Cash and cash equivalents, end of year	$ 891,548	$1,836,465	$222,024

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to Petaquilla Minerals Ltd. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2005, the Company has working capital of $870,543 (2004 - $1,807,149). The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (formerly Adrian Resources, S.A.) (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation) and Georecursos Internacional, S.A. (“Georecursos”) (a Panama corporation). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (“Minera Petaquilla”) (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and bank deposits maturing within 90 days from the original date of acquisition. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Property and equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on computer equipment, equipment, furniture and fixtures and office equipment on the declining balance basis at rates varying between 20% and 30% per annum. Leasehold improvements are depreciated over the term of the lease.

Resource properties

Acquisition costs of resource properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of resource properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments. Cash and other property payments received from the Company’s exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income. Option payments are exercisable at the discretion of the optionee and are only recognized when received. Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred resource property acquisition and exploration expenditures with a view to assessing whether there has been an impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

During the year ended January 31, 2002, the Company wrote-off to operations its resource property costs. Accordingly, any resource property costs incurred thereafter are expensed to operations.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Asset retirement obligations

The CICA recently issued a new section in the CICA Handbook, Section 3110, “Asset retirement obligations”, which the Company adopted February 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Adoption of this standard has not affected the Company’s consolidated financial statements.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in loss for the year.

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate. Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At January 31, 2005, 2004 and 2003, the total number of potentially dilutive shares excluded from loss per share was 9,924,296, 10,889,291 and 2,398,297 respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-based compensation

Effective February 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs. The section also permitted, and the Company adopted, the use of the intrinsic value-based method, which recognized compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

Effective for the year ended January 31, 2004, the Company adopted prospectively the amended recommendations of the CICA with respect to stock-based compensation, whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3. MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (2004 - $Nil) and a market value of $37,419 (2004 - $45,006).

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

4. INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements. The Company’s interest is summarized as follows:

	2005	2004

ASSETS

Current assets
Cash	$13,674	$ 35,709
Due from shareholders	6,324	10,343
Receivables	6,826	7,329
Prepaid expenses	-	550

	$26,824	$53,931

LIABILITIES
Current liabilities	$3,561	$34,393
Other liabilities	47,517	43,279

SHAREHOLDERS’ DEFICIENCY	(24,254)	(23,741)

	$26,824	$53,931

Cash flows provided by (used in):
Operating activities	$(125,278)	$(55,598)
Financing activities	104,108	83,680
Investing activities	-	-

The Company’s share of Minera Petaquilla’s income (loss) for the years ended January 31, 2005, 2004 and 2003 was $(95,051), $2,913 and $(946), respectively.

5. PROPERTY AND EQUIPMENT

		2005			2004
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$12,530	$2,202	$10,328	$35,639	$19,069	$16,570
Equipment	15,384	2,308	13,076	-	-	-
Furniture and fixtures	10,780	1,078	9,702	33,923	14,448	19,475
Leasehold improvements	7,781	778	7,003	-	-	-
Office equipment	10,796	1,080	9,716	12,795	6,135	6,660

	$57,271	$7,446	$49,825	$82,357	$39,652	$42,705

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

5. PROPERTY AND EQUIPMENT (cont’d)

During the current fiscal year, the Company wrote-off to operations certain property and equipment with a net book value of $44,855.

During the previous fiscal year, the Company wrote-off certain fully depreciated equipment with an original cost of $335,702.

6. RESOURCE PROPERTIES

Petaquilla Property, Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, the period within which mine development is required to commence on the property expires May 2006.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

i) Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

ii) Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

iii) Arrange project financing for Minera Petaquilla for completion of development of the Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck has deferred the decision to February 21, 2005 on whether to make a final commitment respecting development of the concession. Teck is committed to annually deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, the Company and Inmet agreed to waive Teck’s obligation to deliver an updated feasibility study in 2005.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Minnova. In the event that neither the Company nor Teck chooses to acquire

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

6. RESOURCE PROPERTIES (cont’d)

Petaquilla Property, Panama

Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to the Company and Teck.

Either the Company or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, the Company shall pay Minnova 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

i) Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii) Teck’s failure to deliver a final commitment as outlined above.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession. It is possible that future construction of dams within the watershed area could negatively affect the development of the Petaquilla property.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

6. RESOURCE PROPERTIES (cont’d)

Petaquilla Property, Panama

During the year ended January 31, 2002, the Company recorded a write-down of the property of $32,628,433 as a result of depressed copper prices which made development of the Petaquilla property uneconomic.

In December 2004, the Company, Teck and Inmet completed a non-binding letter of intent whereby the parties agreed in principle to work together to jointly propose to the Government of Panama a potential phased development of the Petaquilla property with the first phase being the development of the Molejon gold deposit. The objective is to obtain approval of a conditional multi-phase mine development that will increase the production decision period on the copper phase by two years. The Molejon deposit will be transferred to the Company when the mine development plan on the Petaquilla concession is secured from the Government of Panama.

7. PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property. As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the current fiscal year, the Panama Bond was redeemed early resulting in a gain of $198,142. The Company subsequently pledged a guaranteed investment certificate in the amount of $1,035,060 (US$780,000) as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2002	33,340,543	$ 48,842,442	$ -
Stock-based compensation	-	-	48,290

Balance as at January 31, 2003	33,340,543	48,842,442	48,290
Non-brokered private placement, net of finders’ fees (a)	8,333,333	1,125,000	-
Non-brokered private placement, net of finders’ fees (b)	6,666,666	900,000	-
Exercise of stock options	489,000	87,850	(14,500)
Finder’s fee warrants	-	-	51,563
Stock-based compensation	-	-	242,469
Share issuance costs	-	(105,966)	-

Balance as at January 31, 2004	48,829,542	50,849,326	327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	$51,430,792	$887,432

a) In September 2003, the Company completed a non-brokered private placement and issued 8,333,333 units at a price of $0.15 per unit, for gross proceeds of $1,250,000. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until September 24, 2005. The Company paid finders’ fees of $125,000 and issued 300,000 finder’s fee warrants, with a value of $51,563, entitling the holder to purchase one additional common share at a price of $0.25 per share until September 24, 2005.

b) In November 2003, the Company completed a non-brokered private placement and issued 6,666,666 units at a price of $0.15 per unit, for gross proceeds of $1,000,000. Each unit consists of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.25 per share until November 18, 2005. The Company paid finders’ fees of $100,000.

c) The shareholders of the Company have adopted a shareholder rights plan (the “Plan”), creating the potential for substantial dilution of an acquirer’s position except with respect to a “permitted bid”. The rights issuable to shareholders under the Plan entitle the existing shareholders, other than the acquiring person, to purchase an additional share at one-half of the current market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the issued common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors to purchase common shares of the Company. The Plan has a ten-year term and expires on April 28, 2005.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

9. STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2002	3,545,338	$0.34
Granted	2,398,297	0.15
Expired	-	-
Forfeited	(3,545,338)	0.34

Balance at January 31, 2003	2,398,297	0.15
Granted	1,180,000	0.23
Exercised	(489,000)	0.15
Expired	-	-
Forfeited	-	-

Balance at January 31, 2004	3,089,297	0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	$0.36
Number of stock options exercisable	2,020,466

The weighted average fair value of stock options granted during the year ended January 31, 2005 was $0.43 (2004 - $0.21; 2003 - $0.09) per option.

As at January 31, 2005, the following stock options were outstanding as follows:

Number of Shares	Exercise Price	Expiry Date

148,800	$0.15	April 18, 2007
655,000	$0.23	September 24, 2008
920,000	$0.42	April 28, 2009
450,000	$0.42	September 22, 2009
200,000	$0.50	January 10, 2010

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

9. STOCK OPTIONS (cont’d)

Total stock options granted during the year ended January 31, 2005 are 2,770,000 (2004 – 1,180,000; 2003 – 2,398,297). Total stock-based compensation for the fair value of stock options granted during the current year was $716,876 (2004 - $242,469; 2003 – $48,290) which has been recorded in the consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.

Included in stock options granted during the year ended January 31, 2003 are 1,848,797 granted to employees and directors. Prior to February 1, 2003, the Company had elected to measure compensation costs using the intrinsic value-based method for employee and director stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs prior to February 1, 2003 been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Year Ended January 31, 2003

Loss for the year as reported	$(214,102)
Additional compensation expense	(162,473)

Pro-forma loss	(376,575)

Pro-forma basic and diluted loss per share	$(0.01)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31, 2005	Year Ended January 31, 2004	Year Ended January 31, 2003
Risk-free interest	3.79%	3.86%	5.00%
Expected dividend yield	-	-	-
Expected stock price volatility	87%	140%	85%
Expected option life in years	5 years	5 years	5 years

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

10. SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2002	1,388,888	$0.19

Issued	-	-
Expired	(1,388,888)	0.19

Balance at January 31, 2003	-	-

Issued	7,799,994	0.25
Expired	-	-

Balance at January 31, 2004	7,799,994	0.25

Issued	-	-
Exercised	249,498	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	$0.25

As at January 31, 2005, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,416,666	$0.25	September 24, 2005
3,133,830	$0.25	November 18, 2005

Included in the warrants issued during the year ended January 31, 2004 are finder’s fee warrants entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share until September 24, 2005. Total stock-based compensation for the fair value of these warrants was $51,563 which has been recorded as share issue costs with corresponding entry in contributed surplus. These warrants were valued using the Black-Scholes option-pricing model using a risk-free interest rate of 3%, an expected life of 2 years, an annualized volatility of 140%, and a dividend rate of 0%.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

11. RELATED PARTY TRANSACTIONS

During the year ended January 31, 2005:

a) The Company paid consulting fees of $96,780 (2004 - $34,833; 2003 - $Nil) to companies controlled by directors.

b) The Company paid wages of $207,068 (2004 - $44,272; 2003 - $Nil) to a director and former directors.

c) The Company paid rent expense of $17,816 (2004 - $11,215; 2003 - $33,645) to a company controlled by a director and to a company related by virtue of former common directors.

d) The Company paid legal fees of $21,433 (2004 - $108,037; 2003 - $Nil) to a law firm controlled by a former director, of which $Nil (2004 - $47,569; 2003 - $Nil) was recorded as share issue costs.

e) Included in accounts payable at January 31, 2005 is $Nil (2004 - $10,212) due to a law firm controlled by a former director.

f) Included in accounts payable at January 31, 2005 is $36,458 (2004 - $7,862) due to directors, a former director, and to companies related by virtue of common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	2005	2004	2003

Statutory tax rate	35.6%	37.6%	39.6%

Loss for the year	$(1,798,273)	$(811,190)	$(214,102)

Expected income tax recovery	$640,185	$305,007	$84,784
Permanent and other differences	(307,836)	(91,172)	(35,815)
Differences in foreign tax rates	(4,558)	(12,305)	(4,419)
Losses for which an income tax benefit has not been recognized	(327,791)	(201,530)	(44,550)

	$ -	$ -	$ -

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

12. INCOME TAXES (cont’d)

The significant components of the Company’s future income tax assets are as follows:

	2005	2004

Future income tax assets
Non-capital and other loss carry-forwards	$1,069,362	$983,235
Equipment and exploration properties	247,218	224,647
Investments	2,587,307	2,587,307
Share issuance costs	4,852	9,703

Total future income tax assets	3,908,739	3,804,892
Valuation allowance	(3,908,739)	(3,804,892)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $3,200,000 available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire beginning in 2006. Subject to certain restrictions, the Company also has approximately $211,000 of resource expenditures available to reduce taxable income of future years in Canada plus resource related deductions available to reduce future taxable income in Panama. The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

13. COMMITMENTS

During the year ended January 31, 2005, the Company entered into a five year lease for premises at an estimated annual cost of $63,176 per year commencing June 2004.

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, performance bond, accounts payable and other accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

15. SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties. Details of geographic information are as follows:

2005	Canada	Panama	Total

Interest income	$17,956	$310	$18,266

Property and equipment	$30,782	$19,043	$49,825

2004	Canada	Panama	Total

Interest income	$12,373	$45,591	$57,964

Property and equipment	$42,705	$ -	$42,705

2003	Canada	Panama	Total

Interest income	$687	$70,676	$71,363

Property and equipment	$56,340	$ -	$56,340

16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004	2003

Non-cash financing activities
Finder’s fee warrants	$ -	$51,563	$ -
Share issue costs	-	(51,563)	-

17. SUBSEQUENT EVENTS

Subsequent to January 31, 2005:

(a) The Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for proceeds of $325,000. These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid and were included in treasury stock.

(b) The Company received proceeds of $45,536 and issued 241,466 shares for the exercise of stock options and warrants subsequent to the year end.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

Loss for the year

	2005	2004	2003

Loss for the year following Canadian and U.S. GAAP	$(1,798,273)	$(811,190)	$(214,102)
Holding gains (losses) on investments (b)	(7,587)	45,006	-

Comprehensive loss following U.S. GAAP	$(1,805,860)	$(766,184)	$(214,102)

Basic and diluted loss per share following Canadian and U.S. GAAP	$(0.04)	$(0.02)	$(0.01)

	2005	2004

Current assets
Current assets following Canadian GAAP	$973,594	$1,934,090
Cumulative adjustments:
Holding gains on investments (b)	37,419	45,006

Current assets following U.S. GAAP	$1,011,013	$1,979,096

	2005	2004	2003

Shareholders’ equity

Shareholders’ equity following Canadian GAAP	$1,886,423	$2,543,620	$1,068,394
Cumulative adjustments:
Holding gains on investments (b)	37,419	45,006	-

Shareholders’ equity following U.S. GAAP	$1,923,842	$2,588,626	$1,068,394

There were no material differences between Canadian and U.S. GAAP in the statement of cash flows.

a) Resource properties and deferred costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties is measured periodically for recoverability of carrying values.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

b) Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and net realizable value. Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

c) Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected for the year ended January 31, 2004 to account for stock-based compensation using SFAS 123 on a prospective basis. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the year ended January 31, 2003, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, new accounting and disclosure standards were introduced beginning with the fiscal year ended January 31, 2003 (Note 2). Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended January 31, 2005, 2004 and 2003.

d) Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. The Company has determined that there are no asset retirement obligations as at January 31, 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at January 31, 2004.

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

e) Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003.  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i. Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii. Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii. Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2005

_________________________________________________________________________________________________________

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations

Canadian Standards

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

/s/ Kenneth Morgan

/s/ Kenneth Morgan

Kenneth Morgan

Chief Financial Officer and Secretary

Date: November 2, 2005